January 20, 2026

John W. Allison
Chief Executive Officer
Home BancShares, Inc.
719 Harkrider Street, Suite 100
Conway, AR 72032

        Re: Home BancShares, Inc.
            Registration Statement on Form S-4
            File No. 333-292708
            Filed January 13, 2026
Dear John W. Allison:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Courtney C. Crouch, III